Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zeehaus Inc.
1390 Market St Suite 200
San Francisco, CA 94102
https://zeehaus.com/

Up to $534,999.60 in Common Stock at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Zeehaus Inc.
Address: 1390 Market St Suite 200, San Francisco, CA 94102
State of Incorporation: DE
Date Incorporated: December 28, 2016

Terms:

Equity

Offering Minimum: $9,999.60 | 16,666 shares of Common Stock
Offering Maximum: $534,999.60 | 891,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $240.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Projections

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND

INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

All Investor Owners Club:

- Early access to real estate investment opportunities before general public

Early Bird:

- First 72 hours - Friends and Family Early Birds | 15% bonus shares
- Next 7 days - Early Bird Bonus | 10% bonus shares

Volume:

- $500 (5% bonus shares)
- $1,000 (10% bonus shares)
- $2,500+ (15% bonus shares)
- $5,000+ (20% bonus shares)
- $10,000 (30% bonus shares)

The 10% Bonus for StartEngine Shareholders

Zeehaus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.60/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Zeehaus is an easy-to-use web platform designed to pair homebuyers who do not want a mortgage, with investors hoping to profit from future home appreciation. This type of arrangement is called equity sharing. Zeehaus also provides the organizational structure and legal documentation for the relationships between homebuyers and investors, and manages these relationships throughout the equity share.

Our innovative fractional ownership platform helps buyers achieve homeownership by putting down 5% and lower entry of barrier by sharing expenses with investors. In addition, we enable a new way to invest in rental investment properties entirely online by tokenizing each property on the blockchain and storing property title in a Delaware Trust, thus providing legality and liquidity to buy tradable shares at $100 increments.

Zeehaus is an end-to-end platform that enables agents, buyers, investors, and sellers to buy and sell properties without leaving the site. The company makes money by charging a percentage (typically 15%) of the monthly rent a buyer pays investors, as well as referral fees paid by agents during purchases and sales.

Competitors and Industry

For services to real estate investors, the company's closest competitors are investments in traditional REITs, online rental investment, and direct buy/sell real estate platforms. The Company's primary competitors are RealtyMogul and Fundrise.

For services to homebuyers, we believe there is no direct competitor in the marketplace as the Company is offering a unique product unavailable today. The closest competitors are home-buying assistance platforms: landed.com and Unison.com.

Current Stage and Roadmap

Current Development Stage

The development of the Zeehaus platform is completed and the company is currently pre-revenue and pre-users. Currently, the team is working on user-testing and getting ready for a soft-launch. The pilot program started in late April 2020 and the majority of the platform functionalities are currently available to the public to sign up and explore, except starting a purchase or investment at this time. We expect to release the beta version to the public in mid-July 2020.

Future Roadmap

For the remainder of 2020, we want to stabilize the system, formally launch the platform with full capabilities, roll out the mobile app, enhance the platform user interface, and focus on marketing. While the primary mission of Zeehaus is to help achieve homeownership and enable online investing with lower barriers using shares, the platform can also support different types of properties, including Rehab & Flip properties and high-yield projects, as well as purchasing 'full properties' in a traditional way by providing agents a platform to list properties, track leads with 360-view customer views, and accept offers digitally.

We plan to launch our Equity Sharing platform in late August 2020, and start the program in September 2020 for properties in the San Francisco Bay Area and Los Angeles. Next, we plan to expand to the Dallas, Phoenix, and Seattle areas in mid-2021, and New York, Oregon, Nevada, and Colorado in late 2021.

After we achieve the above goals in 2020, then we plan to focus on establishing partnerships with homebuilders and investors, building users and traffic for real estate agents, and build off-market property inventory.

Zeehaus aims to become the "Amazon" of real estate by providing a one-stop platform from purchase, ownership, referral, funding, selling, advertising, housing info into one integrated and digital real estate portal.

In addition, we are focused on launching Zeehaus Coins, a digital currency used to enable investors to buy property shares. Coin holders can also sell the coins at exchanges. The fundings from investors will initially come from sales of Zeehaus Coins, which is a digital currency that enables investors to buy shares of properties on Zeehaus. We will work with our partner financial institution holding money exchange licenses and start accepting Zeehaus Coins as payment tools for buying property shares on the Zeehaus portal.

One future opportunity that we are considering is blockchain ownership, as we hope to record the entire property title on the blockchain, in order to further streamline and lower the costs of property transactions when governments start to recognize blockchain as a legal way to hold real assets.

The Team

Officers and Directors

Name: Justin Lee

Justin Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 28, 2016 - Present

Responsibilities: Responsible for technical development, compliance, finance, defining & executing of company roadmaps, and vision to become everything real estate

- **Position:** Secretary
  Dates of Service: December 28, 2016 - Present
  Responsibilities: Ensure that the records or minutes of the Board's actions during a Board meeting reflect the proper exercise of those fiduciary duties, and organization complies with relevant legislation and regulation, and keeps board members informed of their legal responsibilities

- **Position:** Treasury
  Dates of Service: December 28, 2016 - Present
  Responsibilities: Manage cash & liquidity, short-term assets, and liabilities, as well as mitigating its operational and financial risks.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Zeehaus Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Zeehaus Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Zeehaus Common Stocks in the amount of up to $519,999.60 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Zeehaus Digital Currencies, Mortgage Referral Platform, or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. While Zeehaus has patent pending regarding digital equity sharing ownership and fractional exchange, many of our competitors have significantly greater financial,

technical and human resources than we have and superior expertise in research and development and marketing approved real estate marketplace, and thus may be better equipped than us to develop and commercialize real estate marketplace. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our real estate marketplace will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are an early stage company and have not yet generated any profits

Zeehaus Inc. was formed on December 28, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zeehaus Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Equity Sharing Ownership, Blockchain, and Digital Currency are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zeehaus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zeehaus could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Zeehaus Coins ("HAUS Coins"). For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Risk of Completing Each Milestone Depends on Funding
The progress and ability to hit each defined milestone depend on the company securing the maximum amount of funding requested in the crowdfunding round as well as success in continuous funding in the year 2021 and beyond. While we aim to become fully operational and grow the market share, there is no guarantee that milestones would be achieved by the company if there is insufficient investor funding.

The development and commercialization of our real estate marketplace is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. While Zeehaus has patent pending regarding digital equity sharing ownership and fractional exchange, many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved real estate marketplace, and thus may be better equipped than us to develop and commercialize real estate marketplace. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our real estate marketplace will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of

disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We rely on certain intellectual property rights, including patents, trademarks, and copyrights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the

intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The United States tax rules applicable to an investment in the Securities and the underlying Cryptocurrencies are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying Cryptocurrencies held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Cryptocurrencies. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchaser's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Cryptocurrency or the operation of the Cryptocurrency network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward Cryptocurrency and the Cryptocurrency network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Cryptocurrencies have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Cryptocurrency network, Cryptocurrency users and the Cryptocurrency exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Cryptocurrencies. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Cryptocurrency is a currency or form of money," although there is no

indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership. To the extent that Cryptocurrencies are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership, trading or ownership in Cryptocurrencies or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Cryptocurrencies or utilize them for payments, the demand for Cryptocurrencies will decrease.
New regulations may make it more difficult to acquire and/or use Cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert Cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use Cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Cryptocurrencies in one or more countries.
Although currently Cryptocurrencies are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Cryptocurrencies or to exchange Cryptocurrencies for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Cryptocurrencies are treated for classification and clearing purposes.
In particular, Cryptocurrencies may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rule-making, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Cryptocurrencies as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Cryptocurrencies under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In general, demand for our products and services is highly correlated with general economic conditions and real estate markets in the locations that we are doing business.

A substantial portion of our revenue is derived from values of real estate properties and from demands of individuals to buy, sell, or invest in real estate properties, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

We plan to implement new lines of business or offer new services ("equity sharing for homebuyers", "blockchain with digital currencies", "advertising platform").

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The services we offer are advanced, and we need to rapidly and successfully develop and introduce new services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened technology and software life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software integration included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our services cannot effectively interface and perform well with software products of other companies and with our partners' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our services may require significant investments of capital and employee resources. In addition, many of our principal services are integrated with softwares offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their softwares, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We must acquire or develop new services, evolve existing ones, address any defects or errors, and adapt to technology change, including, but not limited to, cloud-based solutions, blockchain, web technologies.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Through our operations, we collect and store certain personal information that our customers provide to apply for cash out of home equity, request real estate purchases, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
While we don't plan to sell the personal data, we may share information about such persons with partners that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our

reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers, on reputable cloud-service provider's networks, Amazon Web Services. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our services, which could adversely affect our business/operating margins, revenues and competitive position. We devote significant resources to protecting our information by leveraging the highest encryption available and 2-factor authentication, so all consumers are required to verify phone number and email address during registration, logging in to proprietary account online, as well as dealing with any transactions to move money or any types of currency. The expenses associated with protecting our information could reduce our operating margins.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features

of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of ACH transfers, bank wires, and cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments, such as storage of data on blockchain, will completely prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to income taxes as well as non-income based taxes, such as payroll, use, value-added, property and goods and services taxes, in both the U.S. and various foreign jurisdictions when company is expanding to international markets.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates: * an increase in prevailing interest rates could negatively affect the real estate industry and property value, thus reducing demand for our services; * an increase in prevailing interest rates could increase the expectation of investors when making investment decisions, thus reducing demand for our services, which are not directly tied to prevailing interest rates; * an increase in prevailing interest rates could adversely affect our future mortgage referral services and related loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers; * an increase in prevailing interest rates would increase the cost of and ability of our mortgage partners to finance servicing advances and loan originations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including actions taken by investors, homeowners, homebuyers, government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect homebuyers willingness to purchase homes or seek loans and investor ability and desire to invest in real estate properties. For example, during the 2008 financial crisis, property values dropped significantly and real estate transactions and investments also dropped significantly. A similar crisis could negatively impact the willingness of investors and homebuyers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment through our marketplace. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional real estate activities may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional real estate seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business and operating results may be adversely affected by risks inherent in investments in real estate.

Investments in real estate involve certain inherent risks, a number of which may be beyond the reasonable control of the Company. Real estate investment risks generally may include (i) fluctuations in supply and demand which can occur due to factors such as overbuilding in the relevant market or other changes in the location of the property; (ii) the risk that any persons owning the property will not be able to meet debt service obligations and will suffer foreclosures; (iii) increases in utility, maintenance and other operating costs; (iv) changes in applicable federal and local laws and regulations and property tax rates; and (v) the risk of catastrophic losses that exceed the limits of insurance coverage.

No Assurance as to Performance.

The Company does not make any representation or warranties, and nothing contained herein is, or shall be relied upon as, a promise or representation as to the future performance of real estate investments.

Litigation, Compliance and Reputational Risks.

Substantial legal liability or significant regulatory action against the Company could have a material adverse effect on the Company or cause significant reputational harm, which could seriously harm the Company's business and prospects. In addition, if the Company is required to incur all or a portion of the costs arising out of litigation or investigations because the Company does not have insurance coverage for such costs, the Company's results of operations and financial condition could be materially adversely affected. The Company is also subject to a number of obligations and standards arising from its business, the violation of which by any Company employees could materially adversely affect the Company and its investors. For instance, the business conducted by Company requires that the Company properly deal with confidential information. If the Company's employees were to improperly use or to disclose confidential information, the Company could suffer serious harm to its reputation, financial position and current and future business relationships. If any of the Company's employees were to engage in misconduct or were to even be accused of such misconduct, the business and reputation of the Company could be materially adversely affected. It is not always possible to detect and deter employee misconduct. The precautions that the Company takes to detect and prevent such activity may not be effective in all cases, and the Company may suffer significant reputational harm and financial loss for any misconduct by its employees. The potential harm to the Company's reputation and to its businesses caused by such misconduct is impossible to quantify.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Business and Regulatory Risks.

Legal, tax and regulatory changes could occur that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse. Market disruptions and an increase in capital allocated to alternative investment strategies, including real estate, could lead to increased governmental scrutiny of the Company's industry. It is impossible to predict, what, if any changes, in the regulations applicable to the Company and the markets in which it proposes to trade and invest or the counterparties with which they do business may be instituted in the future. There can be no assurance that the Company will be able, for financial reasons or otherwise, to comply with future laws and regulations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We rely on agreements with third parties for integration of their services, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our software suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our services, which may impair our ability to deliver leading-edge services.

In addition to the technologies we develop, our suppliers develop product innovations that are necessary for providing services to our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their provide us with new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Similarly, suppliers have operating risks that could impact our business. These risks could create loss of services and other operational difficulties.

The success of future Equity Sharing service depends on our ability to successfully manage our risk, and failing to do so may result in high delinquency rates.

Our success depends on our ability to manage our risk while attracting new homebuyers with profitable usage patterns. We select our customers, manage their accounts and establish terms using industry-standard credit scoring models and other analytical techniques that are designed to evaluate homebuyers ability to make monthly payments to co-own properties. While we provide the results of the credit scoring models to investors who then make final purchase decisions, we set aside allowances to cover for late payments, prior to getting repaid when delinquency is resolved through selling of properties or cure of defaults. The models and approaches we use to manage homebuyer risk may not accurately predict future delinquency for various reasons discussed in the preceding risk factor. There can be no assurance that our homebuyer application and risk management strategies will enable us to avoid high delinquencies, or that our allowance for losses will be sufficient to cover actual losses. Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to investors and reduce our exposure by identifying the patterns causing the defaults quickly enough, which could have an adverse effect on our business. Our ability to manage risk also may be adversely affected by legal or regulatory changes (such as foreclosure laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of our hired vendors such as collection agencies.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

If our payment processors and financial partners experience service outages or we experience an inability to connect with our processing systems in the future, that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the Bank Wire, ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Lee	8,028,722	Common Stock	66.91

The Company's Securities

The Company has authorized Common Stock, Crowd Note, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 891,666 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 12,000,000 outstanding.

Voting Rights

One vote per each share of stock. Please see voting rights specific to this offering below.

Material Rights

Voting Rights in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The company currently has 1,296,278 shares of unissued options outstanding. This includes 175,000 shares of restricted stock equity for Zeehaus Advisors and 1,121,278 shares of unissued options for the Zeehaus Employee Stock Option plan.

Stock options will convert to common stock, with the same rights and preferences of Zeehaus Common Stock once the stock option is converted to common stock.

Covered Shares

10.0M Covered Shares are granted to the original investors and founder. Covered Shares have Repurchase Right, Drag-Along Rights, Right of First Refusal, Co-Sale Right.

Materials Rights of Covered Shares

1. Restrictions on transfer

1.1. Covered Shares. All common shares issued to Stockholders in their role as founders, employees, contractors, consultants, or advisors are deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so.

1.2. Restrictions Generally. Covered Shares are subject to various limitations and restrictions affecting their transferability by the Stockholders, and by any subsequent owner (each, a "Holder" of such shares), and by other terms specified in this Agreement to attach to such shares (collectively, "Restrictions"). Restrictions include:

Vesting schedules and repurchase rights, if any, set out in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Zeehaus and the Holder by which the Stockholder first acquired their Covered Shares ("Stock Purchase Agreement"), or by other agreements between them (the "Repurchase Right");

The requirement per Section 1.3 that each Holder satisfy Zeehaus that proposed transfers comply with applicable securities laws and the terms of this Agreement;

The "Transfer Notice" requirement of Section 1.4;

The "Market Standoff" of Section 1.10;

The "Drag-Along Rights" of Section 2;

The "Right of First Refusal" of Section 3

The "Co-Sale Right" of Section 4

Any voting, corporate governance, protective, or information rights provisions added by modification of this Stockholder Agreement;

Any other provision of this Agreement that attaches to the Covered Shares;

Any security agreement between the Holder and Zeehaus, or purchase money owed to Zeehaus, with respect to such shares; and

Any further restrictions, conditions, and procedures described in Zeehaus' Certificate of Incorporation and Bylaws.

1.3. Disposition. No Holder may (i) sell, pledge, hypothecate, encumber, dispose of, assign, cancel, gift, or otherwise transfer except to Zeehaus or its designee(s), any of the Shares or any right or interest therein, whether or not for value; (ii) make a promise, agreement, grant an option to, or endeavor to do any of the foregoing, directly or indirectly, including by way of powers of attorney, short sales, forward sales, put-equivalent positions, call- equivalent positions, or other derivative transactions; or (iii) have any of the foregoing occur as a matter of law, including among other things by reason of lien, attachment, exercise of a right of repurchase or other purchase option by a third party, court order, death, bankruptcy, divorce or separation, insolvency, or collections proceeding (each, a "Disposition"), unless and until: (a) the Holder provides Zeehaus a Transfer Notice as described in Section 1.4; (b) the Holder complies with all requirements of this Agreement applicable to the Disposition; and (c) the Holder either: (i) provides Zeehaus an opinion of counsel in form and substance satisfactory to Zeehaus and any other information and documentation reasonably requested by Zeehaus to satisfy itself that the Proposed Disposition does not require registration under the Securities Act of 1933 (the "1933 Act") or that all appropriate action necessary to comply with the 1933 Act's registration requirements or to comply with any exception from registration under the 1933 Act (including Rule 144) has been taken — or — (ii) receives a waiver by Zeehaus from the need to provide an opinion of counsel.

1.4. Transfer Notice. Prior to a Disposition of any Covered Shares, the Stockholder holding those shares (the "Transferring Holder") must first provide Zeehaus a notice (the "Transfer Notice" stating what the Stockholder proposes to do (the "Proposed Disposition"). Transfer Notices must include at a minimum: (a) a statement of the Transferring Holder's bona fide intention to make a Disposition of the shares (the "Transfer Shares"); (b) the number of Covered Shares involved, if applicable, how many are vested and unvested; (c) the identity of each proposed transferee or recipient of rights in those shares (the "Proposed Transferee"); and (d) the cash price or other consideration proposed in exchange (the "Offer Price"). If the Proposed Disposition is the subject of a written offer or agreement, that document must also be attached to the Transfer Notice.

1.5. Verification. Zeehaus and its designee(s) will have 10 days after receiving a Transfer Notice to satisfy themselves as to the bona fide nature of any voluntary transfer and, if they deem necessary, to ask for further information and assurances from the Transferring Holder and the Proposed Transferee that the Transfer Notice fully and accurately sets forth all of the terms of the Proposed Disposition, all consideration to be paid, and all direct and indirect transactions between the parties that may have affected the price the Proposed Transferee is willing to pay. Zeehaus may within reason extend the 10-day period while reviewing and investigating any further information. The Transfer Notice will be deemed effective at the end of such period provided Zeehaus so determines its validity.

1.6. Unvested Shares. No Holder may make a Disposition of any Covered Shares that are subject to a Repurchase Right or are otherwise unvested, unless those shares have explicitly been made transferable under the terms of an agreement or waiver between the Holder and Zeehaus. In the event of a Disposition of any unvested Covered Shares, permitted or otherwise, the associated Repurchase Right and vesting schedule will continue to apply, in which case any vesting conditions, acceleration conditions, or determination of status as a service provider as a condition for further vesting or as a trigger for actions of the person whose actions were the original subject of vesting, rather than based on the circumstances or actions of any new Holder.

1.7. Permitted Transfers. Neither the above prohibition against Disposition of unvested shares, nor the Market Standoff, Right of First Refusal, or Co-Sale Right, applies with respect to a Disposition by a Holder: (a) to their spouse or ex-spouse, including any domestic partner recognized or registered according to the laws of any applicable jurisdiction; (b) to their parents, grandparents, or grandparents' lineal descendants (including by adoptive and step relationships by marriage or recognized / certified domestic partnership); (c) to any family limited partnerships, trusts, other fiduciary relationships, or other entities, solely for the benefit of the foregoing people, including any charitable remainder trust; (d) upon the death of the Holder to any of the foregoing persons as well as the executors and administrators of their estate (their "Family Members"); (e) upon the death of the Holder to any other person according to the Holder's will or laws of intestate succession; (f) to effect an involuntary transfer by operation of law; (g) to effect a sale to or repurchase by Zeehaus; (h) by gift, sale to any Investor, or sale to any other person already holding shares of Zeehaus, in each case of this subsection (h) to the extent one or more of the above Restrictions is waived with respect to that transfer at Zeehaus' sole unlimited discretion (each of the enumerated items in this Section 1.7, a "Permitted Transfer"). The Holder, or if the Holder is unavailable, the Proposed Transferee, shall provide a Transfer Notice as set forth in Section 1.4. As a condition precedent to the effectiveness of a Permitted Transfer, the Proposed Transferee must agree in writing to be bound to the provisions of this Agreement; however, Zeehaus will approve Permitted Transfers without first requiring the legal opinion or further information described in Section 1.3(c).

1.8. Dispositions that are not transfers. As a second category of Permitted Transfers, unless prohibited by the Stock Purchase Agreement, neither the Right of First Refusal nor Co-Sale Right, nor the requirement for a Transfer Notice or opinion of counsel shall apply with respect to Dispositions of Covered Shares that do not effect, prior to the extinguishment of Restrictions per the terms of Section 1.13, a sale, disposal of, assignment, cancellation, or other transfer of such shares, or any voting or information rights of such shares, to another Holder.

1.9. Restrictions are not extinguished by a Disposition. Covered Shares remain subject to all provisions of this Agreement, including all of their Restrictions with respect to further Dispositions, following a Permitted Transfer.

1.10. Market Standoff. In connection with an initial public offering or any other underwritten public offering by Zeehaus of its securities, Holders may not make a Disposition of any Covered Shares without the prior written consent of Zeehaus or its underwriters, during a time period (the "Market Standoff") beginning with the filing of an effective registration statement under the Act and continuing for so long as Zeehaus or its underwriters request, up to 180 days. This provision will expire 2 years after an initial public offering by Zeehaus, and will only apply to the extent share grants made to Zeehaus' officers and directors are subject to similar restrictions. Further, Holders are not to make any public offering or sale of the Covered Shares without prior written consent of Zeehaus, even if permitted to do so pursuant to Rule 144(k), adopted by the Securities and Exchange Commission (the "Commission") under the Act, until the earlier of Zeehaus' initial public offering, or the date it becomes a registered company under Section 12(g) of the Securities and Exchange Act of 1934. Zeehaus may impose stop-transfer instructions on any Covered Shares to enforce the provisions of this Section 1.10.

1.11. Obligations of transferees. Each of the Restrictions attaches to the Covered Shares and is binding on all subsequent Holders, unless and until: (a) extinguished per the terms Section 1.13, (b) waived in writing by Zeehaus, or (c) Zeehaus and the Holder have agreed in writing that a particular Restriction or Restrictions do not apply to those particular Covered Shares. As a condition precedent to the effectiveness of a Disposition of any Covered Shares, each Proposed Transferee must acknowledge in writing that they are bound by all Restrictions affecting those Covered Shares.

1.12. Non-recognized Dispositions. Zeehaus is not required to transfer any Covered Shares on its books, to recognize or treat as Holder of the Covered Shares, or otherwise accord voting, dividend, or any other rights with respect to those Covered Shares, to any party to whom such Covered Shares or rights therein were transferred, if such Disposition was in contravention of this Agreement (including, among others, any that do not comply with Section 1.11).

1.13. Extinguishment. All of the Restrictions in this Agreement are extinguished and no longer attach to any Covered Shares following: (a) an initial public offering of Zeehaus shares, except for the Market Standoff, which survives for a period according to its own terms, or (b) a purchase of those Covered Shares by Zeehaus, or (c) a purchase of those Covered Shares by Zeehaus' Investors or their designees in connection with their exercise of the Repurchase Right, or Right of First Refusal. However, new restrictions on transferability, and other terms, may apply to those shares following a public offering according to securities laws and the terms of the offering, or in the event Zeehaus re-issues or conveys those shares to a new Holder per the terms of an agreement reached with that new Holder.

1.14. Acknowledgement. Each party to this Agreement agrees that if requested by

Zeehaus it will acknowledge in writing to the best of that party's knowledge the number of shares it owns of Zeehaus stock (or that it no longer owns any shares), the type and series of those shares, how many if any of those shares are vested, how many if any of those are Covered Shares, which Restrictions if any apply to those Covered Shares, any other encumbrances or agreements it has entered with respect to those Shares, and any other matters affecting the disposition of those Shares, as well as the terms of this Agreement and that party's compliance with those terms.

1.15. Legends. In the event Zeehaus provides a Holder a share certificate or other instrument evidencing its ownership of Covered Shares, Zeehaus may cause a legend to be placed on that certificate reflecting any Restrictions applicable to those shares. In the event the Covered Shares are uncertificated per the provisions of Delaware law, they will bear no legend unless a paper or electronic representation is made (in which case a legend may be included). A notice of some or all of the Restrictions applicable to the Covered Shares may accompany any confirmation of ownership.

1.16. Notice of Restrictions. Notwithstanding anything herein to the contrary, Holder shall be entitled to obtain promptly from Zeehaus, to the extent Zeehaus has such documents, a copy of the Stock Purchase Agreement; any secondary transfers by which such shares came to be held by Holder; this Agreement and any modifications; any security agreement between Holder and Zeehaus; any other agreement between Holder and Company containing Restrictions or otherwise affecting Dispositions of the Covered Shares; notice of any purchase money owed to Zeehaus for the Covered Shares; Zeehaus' Certificate of Incorporation; and any portion of Zeehaus' Bylaws to the extent that it contains further Restrictions, conditions, and procedures with respect to Dispositions of the Covered Shares, or contains financial terms applicable to the Covered Shares. Zeehaus shall be entitled to require, as a condition for such disclosure, that Holder keep confidential any non-public information contained therein, and disclose such information only on a need to know basis to Holder's legal counsel, personal advisors, stockbrokers, and those of any prospective transferee who agree to similar restrictions on disclosure.

2. Drag-along

2.1. New stockholder agreements. Should Zeehaus and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised Bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Zeehaus also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per

§202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Zeehaus, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction.

2.2. Sale of company. Should Zeehaus and the Owners of a majority of voting rights of its then-outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Zeehaus, or to transfer or exchange a majority of Zeehaus' outstanding voting stock or assets in a merger, business combination, or otherwise, Zeehaus may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice.

2.3. Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Zeehaus on an as-converted and non-diluted basis, or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.

2.4. Circumvention. To the maximum extent permitted by law, no Holder compelled to enter a New Stockholder Agreement or to sell their Covered Shares under this Section 2 is to do anything to circumvent, frustrate, oppose, or otherwise prevent or delay that action. Without limiting the foregoing, no such person is to challenge the validity of a proposed sale, demand an accounting for Zeehaus, or exercise any voting or other stockholder rights with respect to their Covered Shares that would cause a material delay of or material likelihood of preventing that action.

3. Right of First Refusal

3.1. Offer. Covered Shares are subject to a Right of First Refusal. By giving a Transfer Notice, a Holder making a Proposed Disposition of any Transfer Shares (other than by Permitted Transfer) offers to enter the transaction instead with Zeehaus and designees, as follows.

3.2. Acceptance. In the event Zeehaus deems a Proposed Disposition to be bona fide, Zeehaus may elect, by written notice given to the Transferring Holder (the "Acceptance Notice") within 30 days thereafter, for Zeehaus and any designees under this Section 3.2 to enter the Proposed Disposition with respect to all, but not less than all, of the Transfer Shares, for the Offer Price, in lieu of such Proposed Transferees.

3.3. Consideration. The consideration paid by Zeehaus for Transfer Shares is to be the Offer Price, except that:

(a) Zeehaus may instead of any portion of the Offer Price that includes consideration other than cash, pay the cash equivalent as determined in good faith by Zeehaus'

Board of Directors, and (b) at the option of Zeehaus payment may be made by cancellation in whole or part of any outstanding indebtedness of the Transferring Holder to Zeehaus, or in the case of purchase by an Investor or designee, indebtedness owed to that party, and

(c) Zeehaus shall not be entitled to collect or obliged to pay the severance or cancellation payment due the Transferring Holder or the Proposed Transferee, if any, that is conditioned upon Zeehaus' exercise of its Right of First Refusal, or to pay any broker or third party lawyer fees with respect to such transaction, as may be provided for in the Proposed Disposition.

3.4. Second Refusal. Unless otherwise agreed, Investors each have a secondary right to enter a Proposed Disposition with respect to all but not less than all Transfer Shares covered by a Right of First Refusal that Zeehaus does not elect to exercise within 20 days after the applicable Transfer Notice becomes effective, by delivering their own notice to Zeehaus within the remainder of the 30-day Right of First Refusal period. An Investor's notice must specify the maximum number of Transfer Shares covered, and whether that Investor is willing to enter the Proposed Disposition with respect to less than that number if cut back according to Section 5.2.3.

3.5. Conflict. In the event of a conflict between this Agreement and any other agreement between Holder and Zeehaus that contains a pre-existing right of first refusal, the terms of this Agreement shall control, and such pre- existing right shall be deemed satisfied by compliance with this Section 3.5.

4. Co-Sale

4.1. Establishment. Zeehaus shall have a right (the "Co-Sale Right") to participate in any Proposed Disposition, other than a Permitted Transfer, in place of the Transferring Holder on the same terms and conditions specified in the Holder's Transfer Notice, in the event neither Zeehaus nor any Investors, or their respective designees, exercise the Right of First Refusal described in Section 3.

4.2. Assignment. Zeehaus shall not exercise the Co-Sale Right directly, but may assign or designate the right to Investors or other parties. Each party exercising a Co-Sale Right that has been assigned or designated to it (each "Participating Seller") may enter the Proposed Disposition out of its own holdings of Zeehaus stock, pro rata, according to the ratio of the number of Underlying Common Shares (as such term is defined in Section 5.1 owned by that Participating Seller divided by the aggregate number of Underlying Common Shares and any other common shares owned by the Transferring Holder and all of the Participating Sellers combined, truncated to the next lower whole number to avoid fractional shares. Any Disposition of shares according to the Co-Sale Right shall be in place of a like number of Transfer Shares proposed by the Transferring Holder in the Transfer Notice.

Crowd Note

The security will convert into Preferred stock and the terms of the Crowd Note are outlined below:

Amount outstanding: $242,927.00
Interest Rate: 0.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Equity Financing, Corporate Transaction.

Material Rights

<u>**Material Rights**</u>

The Crowd Notes have no maturity date and bear no interest. The Crowd Notes provide a right to the holder to future equity in the Company in the form of Zeehaus Preferred Stock.

If the Corporate Transaction Financing (as defined in the Crowd Note agreements) occurs after a Qualified Equity Financing event (as defined in the Crowd Note agreements), the Crowd Note will convert into Zeehaus Preferred Stock, with identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of Crowd Notes other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total capitalization immediately priorto the closing of the Qualified Equity Financing.

Total capitalization of the company includes all shares of common stock issued and outstanding and outstanding vested and unvested options as if converted.

If the Corporate Transaction Financing (as defined in the Crowd Note agreements) occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

1. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Total capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

2. Obtaining the Corporate Transaction Payment.

Upon the occurrence of a Qualified Equity Financing (as defined in the Crowd Note agreements), the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction. "Corporate Transaction Payment" means an amount equal to two times(2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

No Zeehaus Preferred Stock has been issued and there are no voting rights for this security.

Currently, Preferred Stock is pari passu with Covered Shares Common Stock for Transfer Notice, Drag-Along Rights, Right of First Refusal and Co-Sale Rights.

What it means to be a minority holder

As a minority holder of Common Stock of Zeehaus, Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $262,287.00
  Use of proceeds: Development of the platform
  Date: November 06, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Platform development & Legal Documentation
  Date: February 28, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 250,000
  Use of proceeds: Platform development & Legal Documentation
  Date: February 14, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Platform development & Legal Documentation
  Date: February 28, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $1,500.00
Number of Securities Sold: 15,000
Use of proceeds: Platform development & Legal Documentation
Date: February 20, 2018
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Platform development & Legal Documentation
  Date: February 22, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $11,000.00
  Number of Securities Sold: 150,000
  Use of proceeds: Platform development & Legal Documentation
  Date: February 13, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 160,000
  Use of proceeds: Platform development & Legal Documentation
  Date: May 08, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $11,489.01
  Number of Securities Sold: 28,722
  Use of proceeds: Platform development & Legal Documentation
  Date: August 15, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $80,000.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Platform development & Legal Documentation
  Date: February 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Zeehaus is currently pre-revenue and pre-users. The platform is in beta testing in 2020. Since the company was founded, the past years have been focused on research and development of the platform. While there are clear benefits of equity sharing ownership and blockchain in making homeownership more achievable and less costly, the success of the company is heavily dependent on the adoption of mass market, education of the new way to buy and invest in real estate, and the support of investors to fund property purchases, as well as the appeal of Zeehaus digital currency.

In fiscal years ending 2019 and 2018 the company had no revenue, cost of goods sold or related operational expenses.

The Company's expenses consist of, among other things, compensation and benefits, general & administrative, travel, advertising & marketing, and rent fees. Expenses in 2019 decreased by $35,177 from $277,698 in fiscal year 2018 and $242,521 in 2019.

The company also relies on future investments of Zeehaus equity in order to quickly expand and build its brand.

Historical results and cash flows:

Historical results, including cash flows and expenses, from 2018 and 2019 are not reflective of future expectations as the company was in the development stage of the product. Looking forward in 2020, the company has completed the platform development and shifted into launching the product and operation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a cash balance in the amount of ~$124K, as of May 1, 2020.

The primary source of funding comes from the founder and early investors currently.

Please reference the 2019 financial statements for year-end results.

There is no loan or line of credit outstanding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While there has been enough funding to complete the proprietary platform, the funds of this campaign are critical to the finance of the company, as additional capital is required for the final stage of launching the platform, starting marketing efforts, and operationalizing the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company, in order to enable the company to become fully operational, start generating revenue, enhance and improve the user interfaces, increase company brand exposure, and get ready for expansion and future fundings.

If the full funding amount is raised, it will represent approximately 86% of the total funds for the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum is raised from this campaign, the remaining funds will support the company for approximately 6 months, by drawing on the existing cash reserve, the investments from the founder and early investors. The monthly expenses would be based on roughly $30K a month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is met, the total funds will support the company approximately 10 to 11 months and enable the company to launch and promote the platform. The monthly expenses would be based on roughly $60K a month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

The company has an additional $163K in capital contributions from existing investors. Future capital raises are being considered with private investors. Given the current state of the capital market, the company is focusing on Crowdfunding to help it go to market.

Indebtedness

- **Creditor:** Zeehaus Crowd Note Investors Holders
  Amount Owed: $242,927.00
  Interest Rate: 0.0%
  During the year ended December 31, 2018, the Company issued CROWD NOTE security. The CROWD NOTE agreements have no maturity date and bear no interest. The CROWD NOTE agreements provide a right to the holder to future equity in the Company in the form of Zeehaus Preferred Stock. If the Corporate Transaction Financing (as defined in the Crowd Note agreements) occurs after a Qualified Equity Financing event (as defined in the Crowd Note agreements), the CROWD NOTE will convert into Zeehaus Preferred Stock, with identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to nonholders of CROWD NOTE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total capitalization immediately prior to the closing of the Qualified Equity Financing. Total capitalization of the company includes all shares of common stock issued and outstanding and outstanding vested and unvested options as if converted. If the Corporate Transaction Financing (as defined in the Crowd Note agreements) occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either: 1. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Total capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or 2. Obtaining the Corporate Transaction Payment. Upon the occurrence of a Qualified Equity Financing (as defined in the Crowd Note agreements), the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction. "Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price. As of December 31, 2019, no CROWD NOTE agreements had been converted into equity, nor had any

terminated or expired based on the terms of the agreements. As of December 31, 2018, the Company had $262,287.00 of Crowd Note obligations outstanding, with a valuation cap of $5,000,000 and discount of 25%.

Related Party Transactions

Valuation

Pre-Money Valuation: $7,200,000.00

Valuation Details:

Zeehaus determined its pre-money valuation based on multiple factors including prior fundraising rounds and advancement in the platform and technology development. Zeehaus conducted its first Reg CF Crowdfunding fund-raise at $5M pre-money valuation in November 2018.

Since the last fundraise, significant resources and efforts have been put into building the platform. Instead of building out the platform in multiple phases, the team has since decided to devote extra efforts, funds, and resources to complete all capabilities of the proprietary real estate platform, in order for buyers, agents, and investors to buy, manage, and sell properties in an integrated platform. Additionally, Zeehaus digital currency is also developed on the Stellar blockchain network. It is ready for the pilot launch in July 2020.

After last Reg CF Crowdfunding, roughly 18 months and more than $500K was invested to develop its platform, complete the legal documentation, and improve the business processes. Therefore, the updated valuation is based on the company's opinion and valuation of its proprietary real estate platform, technology, pending patent, and estimated projections. The company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  Campaign marketing expenses or related reimbursement

- *Working Capital*
  16.5%
  General Working Capital funds will be used to prepare for the platform launch.

If we raise the over allotment amount of $534,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  60.0%
  The majority of the funds raised will be used to promote the platform, conduct outreach to agents, buyers, and investors, and increase awareness of the company.

- *Operations*
  20.0%
  Hire additional resources to support the launch, handle additional business, and help users answer their questions in order to scale the operations and prepare for rolling out additional milestones and expanding to other locations.

- *SaaS Subscription Fee*
  7.5%
  A key component of the future software expenses is to verify KYC, and open investor wallet account, in order to process ACH and investor funds.

- *Company Employment*
  9.0%
  Start paying out salary for company executive team as funding permits and company starts generating revenue.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zeehaus.com/ (https://zeehaus.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zeehaus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zeehaus Inc.

[See attached]

ZEEHAUS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Zeehaus, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Zeehaus, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 5, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008

ZEEHAUS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash	$ 80,117	$ 149,048
TOTAL CURRENT ASSETS	80,117	149,048
TOTAL ASSETS	80,117	149,048
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,378	9,193
TOTAL CURRENT LIABILITIES	1,378	9,193
NON-CURRENT LIABILITIES		
Crowd Notes	242,927	242,927
TOTAL LIABILITIES	244,305	252,120
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 Shares Authorized; 10,703,722 Issued; $.00001 Par Value)	107	107
Additional Paid-In-Capital	460,786	278,882
Retained Earnings (Deficit)	(625,081)	(382,060)
TOTAL SHAREHOLDERS' EQUITY	(164,188)	(103,071)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 80,117	$ 149,048

ZEEHAUS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Expense		
Salaries & Wages	$ 136,680	$ 177,633
General & Administrative	72,690	71,688
Travel	18,864	20,805
Advertising & Marketing	8,924	7,574
Rent	5,364	-
	242,521	277,698
Net Income from Operations	(242,521)	(277,698)
Other Income (Expense)		-
State and Local Tax	(500)	(1,508)
Net Income	$ (243,021)	$ (279,206)

ZEEHAUS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (243,021)	$ (279,206)
Change in Accounts Payable	(7,815)	9,193
Net Cash Flows From Operating Activities	(250,836)	(270,014)
Cash Flows From Financing Activities		
Change in Additional Paid-In Capital	181,904	278,882
Issuance of Common Stock	-	107
Issuance of Crowd Notes	-	242,927
Payments on Related Party Loan	-	(95,878)
Payments on Note Payable	-	(10,000)
Net Cash Flows From Financing Activities	181,904	416,037
Cash at Beginning of Period	149,048	3,025
Net Increase (Decrease) In Cash	(68,932)	146,024
Cash at End of Period	$ 80,117	$ 149,048

ZEEHAUS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017		$ -		$ -	$ -	$ (102,854)	$ (102,854)
Issuance of Stock	10,703,722	107		-	278,882		278,989
Net Income						(279,206)	(279,206)
Balance at December 31, 2018	10,703,722	$ 107		$ -	$ 278,882	$ (382,060)	$ (103,071)
Issuance of Stock					181,904		181,904
Net Income						(243,021)	(243,021)
Balance at December 31, 2019	10,703,722	$ 107	-	$ -	$ 460,786	$ (625,081)	$ (164,188)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Zeehaus, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company operates an online real estate marketplace that connects investors with homeowners to digitally buy & sell fractional real estate ownership.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company earned no revenue and sustained net operating losses during fiscal years 2019 & 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2020. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business will be fees collected from its digital platform.

Lease

The Company currently leases a car on a non-cancellable operating lease. The lease expires in 2021. Future minimum payments due are as follows:

2020: $5,292
2021: $3,087

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years.

The Company is subject to franchise and income tax filing requirements in the State of California.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company received loan from a non-related party and issued a promissory note payable in exchange for cash for funding continuing operations ("the Notes"). The Notes were non-interest bearing and converted to equity in 2018.

In 2017, the Company borrowed $95,878 from Justin Lee, a shareholder and member of the Company's management team ("the Related Party Loan"). The Related Party Loan was converted to equity in 2018.

During the year ended December 31, 2018, the Company issued Notes payable in connection with its equity crowdfunding campaign ("Crowd Notes"). The Crowd Notes have no maturity date and bear no interest. The Crowd Notes provide a right to the holder to future equity in the Company in the form of Zeehaus Preferred Stock.

If the Corporate Transaction Financing (as defined in the Crowd Note agreements) occurs after a Qualified Equity Financing event (as defined in the Crowd Note agreements), the Crowd Note will convert into Zeehaus Preferred Stock, with identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of Crowd Notes other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total capitalization immediately prior to the closing of the Qualified Equity Financing.

Total capitalization of the company includes all shares of common stock issued and outstanding and outstanding vested and unvested options as if converted.

If the Corporate Transaction Financing (as defined in the Crowd Note agreements) occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

1. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Total capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or
2. Obtaining the Corporate Transaction Payment.

Upon the occurrence of a Qualified Equity Financing (as defined in the Crowd Note agreements), the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction. "Corporate Transaction Payment" means an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

The Company accounts for the Crowd Notes under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2017 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

As of December 31, 2019, the Company had $242,927 of Crowd Note obligations outstanding, with a valuation cap of $5,000,000, no Crowd Notes had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

NOTE E- EQUITY

The Company's articles of incorporation the Company is authorized to issue 10,000,000 shares of $0.00001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   10,709,722

In 2018, the Company issued 10,709,722 shares of Common Stock for total cash proceeds of $278,989. In 2019, Justin Lee, a member of the Company's management, made an investment of $181,904 in exchange for no equity shares, which was credited to additional paid-in capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 5, 2020, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Zeehaus Inc.

zeehaus
PITCH DECK
2020

Website | San Francisco, CA | REAL ESTATE

We believe that real estate investing and home ownership should be for everyone. Zeehaus reduces the cost of buying and investing in homes, so that more people can benefit and enter the marketplace.

$0.00 raised

0 Investors	**92** Days Left
$0.60 Price per Share	**$7.2M** Valuation
Equity Offering Type	**$240.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Zeehaus is an online platform that makes buying a home more affordable through a process called equity sharing, which connects homebuyers with investors who buy shares of the property and collect 'rent' from homebuyers
- By pairing buyers with investors, we've created a way to lower the barrier to homeownership so that buyers only need to put 5% down
- We were the 2018 Top Pick for TechCrunch Disrupt San Francisco and have a patent for equity sharing homeownership pending.

"We cut real-estate into bite-sized chunks everyone can afford!"

With economic downturns ahead, only the wealthy can afford to buy a home

Buying and renting is becoming increasingly difficult and many buyers can't even afford the required minimum 20% down payment for a house. In our opinion, this poses a problem for real estate investors, most of whom find it too risky to put all of their money into one property. It is very difficult to invest in properties and earn a steady rental income, as there are often significant fees and carrying costs to buy & sell properties.



Median Single Family Home Price in American 1953-2019

Median Home Price (NSA)　　Inflation Adjusted Home Price

Source: DQYDJ.com

Equity sharing enables more affordable home-buying and gives opportunities to investors

Zeehaus makes buying a home more affordable through a process called equity sharing, which connects homebuyers with investors who buy shares of the property and collect 'rent' from the homebuyers. To solve the complexity of buying, funding, and managing a significant number of co-owners, Zeehaus has developed a proprietary fractional ownership platform, helping buyers achieve homeownership by putting down 5% and sharing expenses with investors. Investors are able to claim ownership of a property by buying tradable shares virtually (at $100 increments), as each property is registered, tokenized and titled, and each investor's ownership is recorded on the blockchain.





Zeehaus has developed a **proprietary fractional ownership platform**, helping buyers achieve homeownership by putting down 5% and sharing expenses with investors.

THE MARKET

While real estate is traditionally a safe

investment, personal incomes are strapped

Millennials, who now represent the largest group of homebuyers today, struggle to afford the down payment required to purchase a home. With the changing market dynamics and the number of investors looking for stable investment options, Zeehaus is poised to meet the needs of today's residential real estate market.

 **Homes**

124M[i]
total occupied homes in 2019

6.0M[ii]
average U.S. properties sold annually

 **Real Estate Investing**

$59B[iii]
invested in REIT in 2018

$2.8T[iv]
total global real estate assets under mgmt in 2017

 **Historical ROI**

5.4%[v]
equity shares estimated annual appreciation

2-3%[vi]
estimated annual rental cash flow



Sources: i. Statista ; ii. Pew Charitable Trusts; iii. Fund Managers Survey 2018 ; iv. National Association of Real Estate Investment Trusts ; v. National Association of Realtors ; vi. *Rental income based on minimum rental payment buyers are required to pay investors, as set by the Zeehaus portal*

Before the COVID-19 pandemics, new home sales had been expected to average to a seasonally adjusted 764,000, while existing home sales had also been expected to average around 5.77 million units (seasonally adjusted) in 2020 (source). According to the National Association of Realtors, roughly 15% of new

properties in the US have a price greater than $500K. The medium price for properties in California is $615K, which means more than half of the properties sold for more than $615K. While the market is expected to slow down significantly in 2020, economists are expecting a rebound in 2021.

OUR TRACTION

Creating the virtual future of residential real-estate

Zeehaus has created a virtual platform that enables a simple "Click & Purchase" model for investors to purchase "shares" of residential properties, distribute rental income, and trade "shares" on the blockchain securely at a very low cost.

We have developed our initial platform, and it is currently available only for users to sign up and explore. We expect to launch the platform for beta in late July, 2020. We then expect to roll out a total of seven digital real estate dashboards: Agent, Buyer, Issuer, Investor, Homeowner, and Admin in late August, 2020, with the Seller Dashboard being deployed in September 2020.


Agent Dashboard
Licensed State
CA
Sales Last 12 Months
22
Language Spoken
English
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Name
Justin Lee
Years of experience
12

Right now, we are ready to launch our digital 'Agent platform' that integrates the property listing, referral, digital calendar, and transaction platform with our proprietary Equity Sharing ownership platform.

*Image is from actual Zeehaus Agent platform currently in beta testing.





We are also ready to launch our equity sharing platform, which will enable homebuyers to buy a home with 5% ownership and share equity with investors, while the platform takes care of complexities such as legal documents, funding, management of ownership, and property sale.

*Image is from actual Zeehaus Investor platform currently in beta testing.


View and Invest in Active Offering

WHAT WE DO

Equity sharing to simplify the home buying process

Zeehaus is an easy-to-use web platform designed to pair homebuyers who do not want a mortgage, with investors hoping to profit from future home appreciation. This type of arrangement is called equity sharing. Zeehaus also provides the organizational structure and legal documentation for the relationships between homebuyers and investors, and manages these relationships throughout the equity share.



Now you can buy a home with only **5% down.**



We have created a way to lower the barrier to homeownership for young buyers, so that they can buy a home with only 5% down. Anyone seeking funds for a home purchase may post an equity sharing opportunity on Zeehaus if he/she supplies all required information and follows Zeehaus' guidelines.

For Buyers

  

Buy your own property	Achieve homeownership with a two-step process	Fund and manage a rehab property

For Investors







Invest in rehab/flip projects	Everyone can invest virtually with homebuyers	Share equity with friends & family

THE BUSINESS MODEL

Low overhead costs and a variety of revenue streams

We operate utilizing the following streams of revenue:

- Referral fee:
  - Agent platform enables Zeehaus to make money from referrals
  - We plan to charge a 'finder's fee' when introducing buyers & sellers to real estate agents while providing rebates of the closing costs to buyers.
- Funding and application fee:
  - Each property public-funded as equity sharing will generate a processing fee between $800 to $2,000, depending on the amount of the funding and property price.
- Trustee fee:
  - A service fee will be charged to the buyer for the Trustee's service, and this job will be performed by a Zeehaus affiliate.
- Management fee:
  - Our primary source of revenue will be a management fee, based on a

percentage (10-15%) of the monthly rent a homebuyer pays to the investors.



Referral Fee

Finders Fee

when introducing buyers and sellers to real estate agents

Funding and App. Fee

$800-$2,000

range of processing fee based on the funding and property price

Trustee Fee

Service Fee

charged to the buyer for the Trustee's service

Management Fee

10-15%

the monthly rent a homeowner pays to investors

We plan to keep our operating expenses low, with the majority of platform operations being automated online or via email. This will enable Zeehaus to launch with low overhead without a large team, and we believe allow the company to weather the economic cycles better than most startups.

HOW WE ARE DIFFERENT

One of the first and only companies with a platform of our kind

We believe Zeehaus is the first and only platform to invest in residential properties virtually like stocks, with an end-to-end platform. We think we are the first to market and the only 'true' equity sharing platform with "published patent," that helps both investors looking for real estate and homebuyers looking for more affordable options. Our platform's goal is to solve the housing crisis, enabling young millennials and others to buy a home with just 5% ownership. Because our platform is entirely online, it also allows investors to sell property shares completely remotely and with the click of a button. We believe Zeehaus presents an economically viable option to support homebuyers by lowering housing costs for homebuyers and providing a solution to the housing crisis, without the constraint of government funding, subsidy, or complex process.



 ## Potential Homebuyer Benefits

5% down payment	**Lower** monthly payment
Eliminate closing costs	**Buy-out** eligible

- Homebuyer needs a smaller amount of capital for **down payment**, starting at **5%** of property value.
- **Lower monthly payment** than mortgage loan, by sharing the cost of property taxes and insurance.
- **Eliminate closing costs** through partnerships and reimbursements from real estate agents.

- **Eligible for buy-out** using a traditional mortgage in three years.

 Potential Real Estate Investor Benefits

Diversification	**Transparency**
Tax Benefits	**Liquidity**

- **Diversification:** Low minimum investments allow investors to potentially diversify across multiple properties and locations.
- **Transparency:** High degree transparency into real estate ownership compared to typical real estate funds.
- **Tax benefits:** No transfer tax when transferring fractional ownership.
- **Liquidity:** Investors could potentially transfer fractional ownership by trading it on the Zeehaus platform without having to sell the whole property.

 Potential Coin Benefits- Coming Soon!

Coins Backed By Real Properties	**Flexible & Low Volatility**
Help Homebuyers Become Homeowners	**Invest In Rental Properties Virtually**

- **Coins backed by real properties:** All proceeds from the coin sale are used to purchase real estate only, so all coins are guaranteed to purchase shares of a property.

- **Flexible & low-volatility:** Zeehaus Coins can be used to purchase shares of any available properties on Zeehaus, based on latest exchange rate.
- **Help homebuyers achieve homeownership:** Support homeowners by lowering housing costs for homebuyers and providing a solution to the housing crisis.
- **Invest in rental properties virtually:** Coins can be used to purchase property shares on the Zeehaus portal or sold freely at latest coin price.

In addition to our proprietary real estate platform, we plan to launch a digital currency used to enable investors to buy property shares. Coin holders can also sell the coins at exchanges. ** Investor fundings for real estate purchases will initially come from sales of Zeehaus Coins, which is a digital currency that integrates with the proprietary platform and enables investors to buy shares of properties on Zeehaus.

** We aim to get Zeehaus coins listed on digital currency exchange but there is no guarantee that would occur. Zeehaus coins are not investment of Zeehaus stocks. When the coins are sold back to Zeehaus, the coin price is determined by the average price deriving from the total assets backing the Zeehaus coins, not the market price on any exchange.



Property Screening
Automated property & application with manual review if required

Buyer Dashboard
Complete digital application & submit property review

Offering & Invest
Online investor offering and fund transfer (ACH & wire)

One Integration System

Expense Mgmt
Auto processing of payment & expenses by # shares owned

Digital Closing
Sign contracts, view status, & perform closing tasks

Investor Dashboard
Manage portfolio & perform trade

THE VISION

The future of real estate

Our goal at Zeehaus is to be the one-stop shop and data-driven platform for all things related to residential real estate, including property listings, rehab/flip properties, agent advertising and mortgage referral.

Zeehaus will launch its Equity Sharing platform and start the purchase program in September 2020 for properties in the San Francisco Bay Area and Los Angeles. Next, we plan to expand to the Dallas, Phoenix, and Seattle areas in mid-2021, and New York, Oregon, Nevada, and Colorado in late 2021.

To launch Zeehaus Coins, we will work with our partner financial institution holding money exchange licenses and start accepting Zeehaus Coins as payment tools for buying property shares on the Zeehaus portal.

One future opportunity that we are considering is blockchain ownership, as we hope to record the entire property title on the blockchain, in order to further streamline and lower the costs of property transactions when governments start to recognize blockchain as a legal way to hold real assets.


Specific cities chosen
Specific cities not chosen yet

OUR TEAM

A small, close-knit group of dedicated experts

Zeehaus was founded by Justin Lee, with the help of advisors and experts in equity sharing ownership and real estate laws, Andy Sirkin and Lisa Swanson. Justin has over 15 years of experience developing large-scale enterprise applications and platforms and working as a real estate agent in California. The tight-knit team consists of highly devoted top engineers who are experts at web development and blockchain, as well as experts in real estate and fractional ownership. Our team has been hard at work for the past several years ensuring that all support and operation resources are ready and in place, as soon as we hit go.

WHY INVEST

The future of the residential real estate market starts with us

We believe Zeehaus represents the future of real estate, providing an innovative new way to both solve the housing crisis and allow investors to profit virtually. We understand the challenges that homebuyers face today and we have made it our priority to offer the younger generations a better, safer way to buy their future homes.

Our virtual platform, which enables investors to buy and sell shares of properties in multiple locations, we believe will present a huge business opportunity for the Zeehaus fractional ownership model. Digital assets backed by residential properties can completely revolutionize the way that homes are purchased and sold. The real estate market has never seen anything quite like this and we are ready to make our mark!



Zeehaus represents the **future of real estate,** providing an innovative new way to both **solve the housing crisis** and allow **investors to profit virtually.**



Meet Our Team



Justin Lee

CEO

Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with extensive real estate & finance experience. Previously worked at a San Francisco BI & Data start-up. Graduate of Cornell with a BS in EE.





Andy Sirkin
Legal Counsel & Equity Sharing Expert
Andy advises Zeehaus on all aspects of shared ownership. As an attorney, he specializes in real estate co-ownership and subdivision including transaction structure/planning, governing agreements, regulatory approval, and entity formation. He has been a pioneer in the area of shared occupancy/use of co-owned property, equity sharing, and web-based crowdfunding, matchmaking and trading platforms.





Abhijeet Mistra
Engineering Lead Consultant
Over 20 years of experience in software development. Abhijeet manages the engineering team and is well versed in the latest advances and technologies in web and mobile applications.





Matt Ciantar
Advisor
28 years of Sales, Operations, and Strategy development experience overseeing billion-dollar departments. Director of Sales and Marketing with TraDove Token Sale.





Vincent Chang
Advisor
Vincent takes on the advisory role in business operation and advises Zeehaus in future expansion to New York area. He has founded two successful technology consulting firms: Arrosoft and Amptech, that specialize in network security and data storage.



Offering Summary

Company :	Zeehaus Inc.
Corporate Address :	1390 Market St Suite 200, San Francisco, CA 94102
Offering Minimum :	$9,999.60
Offering Maximum :	$534,999.60
Minimum Investment Amount (per investor) :	$240.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	16,666
Maximum Number of Shares Offered :	891,666

Price per Share : $0.60

Pre-Money Valuation : $7,200,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Forward Looking Projections</u>

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>Investment Incentives and Bonuses*</u>

<u>All Investor Owners Club:</u>

- Early access to real estate investment opportunities before general public

<u>Early Bird:</u>

- First 72 hours - Friends and Family Early Birds | 15% bonus shares
- Next 7 days - Early Bird Bonus | 10% bonus shares

<u>Volume:</u>

- $500 (5% bonus shares)
- $1,000 (10% bonus shares)
- $2,500+ (15% bonus shares)
- $5,000+ (20% bonus shares)
- $10,000 (30% bonus shares)

<u>The 10% Bonus for StartEngine Shareholders</u>

Zeehaus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.60/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Text:

Zeehaus, a digital Real Estate Transaction Platform and an Equity Sharing Community

Voiceover:

Welcome to Zeehaus. We are modernizing real estate to make it more accessible to everyone.

Voiceover:

Soaring student loan debts and rising property values are pricing out many buyers and real estate investors.

Text:

More Renters

Low Affordability

High Property Prices Translate to More Renters and High Threshold to Invest

Source: https://www.bloomberg.com/news/articles/2017-03-23/renters-now-rule-half-of-u-s-cities

Voiceover:

Currently, renters outnumber homeowners in 52 of the 100 largest U.S. cities, based on data from the 2015 U.S. Census.

Text:

Real Estate is the Largest Industry in the U.S.

$2.86 Trillion Market [i]

$59.4B Invested in REIT [ii]

[i] Source: *GDP data released by U.S. Bureau of Economic Analysis on April 6, 2020:*

[Ii] Source: *National Association of Real Estate Investment Trusts (NAREIT): https://www.reit.com/data-research/data/reits-numbers*

Voiceover:

Real Estate is the largest industry of the US economy, with around 6 million properties sold and $59.4 billion invested.

Text:

Challenges in Buying Real Estate

Time Consuming

Illiquid

Costly

Voiceover:

But buying or investing in real estate is time-consuming and illiquid, requiring a significant down payment.

Text:

Silo & Incomplete Solutions

Voiceover:

Existing competitors only focused on silo solution, from earning commission to relying on government-sponsored down payment assistance.

But there isn't a sustainable model or technology to lower costs or simplify the ownership process.

Voiceover:

Imagine if there was a solution?

Text:

Welcome to Zeehaus, A Digital Real Estate Platform for Buying, Selling, and Investing in Real Estate

Voiceover:

We've built a new way to invest in real estate, like stocks, starting at one hundred dollars, while hoping to lower housing costs for younger generations who want to own a home.

Text:

Buy with 5% Cash

Sell Your Home

Invest with $100

Agent Digital System

Solution to Housing Crisis

Invest in Properties Virtually

Buyer & Trust Co-Own A Property

Investor Shares are recorded on the blockchain

Voiceover:

Our projected solution integrates fractional ownership with blockchain. Why is it important? Because Blockchain makes real estate more transparent and accessible as it securely and legally converts a property into shares, while simplifying experiences and enabling investors to become a landlord when buying property shares virtually.

Text:

Zeehaus Differentiators: Technology & Fractional Ownership

Voiceover:

Zeehaus solves the problem that others couldn't, by creating an integrated real estate platform to connect homebuyers with investors to share equity and expenses, thus lowering costs to achieve homeownership.

Text:

Buying and Trading Platform

Buy and Sell Virtually

Share Exchange

We are planning to make Zeehaus trading exchange a new way of buying & selling rental properties. Having the property exchange doesn't mean there is always a buyer when you want to sell shares, or if there would be sufficient investors to create liquidity.

Voiceover:

The integrated exchange enables investors to buy shares, receive rental incomes with potential property appreciation, and sell property shares to increase liquidity.

Text:

Equity Sharing Ownership

Voiceover:

Buyers can purchase more equity during ownership.

Text:

OUR DIFFERENTIATORS

BLOCKCHAIN

NO MORTGAGE

DIGITAL PLATFORM

● Blockchain technology makes transaction costs lower.

● Housing costs are reduced as there is no mortgage.

● Our one-stop digital platform for buying, funding, investing, selling, and property listing provides a seamless experiences

Text:

PROPERTY SHARES

ZEEHAUS COINS

Zeehaus digital currency is not Zeehaus security and will not receive any profits from Zeehaus.

Voiceover:

The digital currency from Zeehaus can also be used to invest, as Zeehaus currency is backed by shares of properties.

Text:

Digital Platform is Ready!

Applying, Property Metrics, Funding, Closing Process, Ownership

US Patent Application #15920241, filed March 2018

Voiceover:

Zeehaus has been working on the solution for two years. A patent has been filed with the US patent office. And full capabilities, from application to ownership management, are built and ready soon.

Text:

Invest in Zeehaus

Investing in equity sharing is not an investment of Zeehaus stocks, and it involves a high-degree of risks.

Images included in this video are of the Zeehaus platform which is currently under development.

Voiceover:

Not only can you invest in real estate, but you can also be an early investor in Zeehaus!

Text:

Why Equity Crowdfunding

Safe, Simple, Secure

Voiceover:

The people and crowd is the solution to our housing crisis, and each of us can contribute to this great mission, as we aim to be the future of real estate.

Together, we can change real estate and help future generations achieve homeownership through a safe, simple & secure experience

Voiceover:

In today's uncertain times and volatile market, buying or investing in property is becoming harder. However, owning a home is more important than ever.

 Text:

Invest now at www.startengine.com/zeehaus

You are just a few clicks away from joining the community.

www.zeehaus.com

Voiceover:

Join us now on Start Engine and be one of the first co-owners of Zeehaus.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Division of Corporations
Delivered 09:34 AM 12/28/2016
FILED 09:34 AM 12/28/2016
SR 20167288577 - File Number 6263103

CERTIFICATE OF INCORPORATION

Article 1. The name of the corporation is Pinta Digital Inc. ("**Pinta Digital**").

Article 2. The name and address of Pinta Digital's registered office in the State of Delaware are: Gust Delaware, Inc., 16192 Coastal Highway, Lewes, Delaware 19958 (Sussex County).

Article 3. The purpose of Pinta Digital is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**GCL**").

Article 4. Pinta Digital is authorized to issue 10,000,000 shares of capital stock, all "Common Stock", with a par value of $0.00001 per share.

Article 5. Per GCL §141, the business and affairs of Pinta Digital shall be managed by its Board of Directors (the "**Board**"), except as may be provided by this Certificate and its Bylaws. Elections of Directors need not be by written ballot. The initial Board may be appointed by written action of the Incorporator, after which subsequent Boards shall be elected at Pinta Digital's annual stockholder meetings or by written consent in lieu of annual meetings, pursuant to GCL §211.

Article 6. Per GCL §109, the Incorporator shall adopt the initial Bylaws of Pinta Digital, after which the Board is expressly authorized to make, amend or repeal its Bylaws.

Article 7. Directors shall not be personally liable to Pinta Digital or its stockholders for monetary damages for breach of fiduciary duty as a Director, except as may be limited by the GCL. As of the date of this Certificate, GCL §102(b)(7) does not allow a waiver of liability: (i) for any breach of the Director's duty of loyalty to Pinta Digital or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under GCL §174; or (iv) for any transaction from which the Director derived an improper personal benefit.

Article 8. Pinta Digital shall indemnify and advance expenses for any party to a threatened, pending, or completed action, suit, audit, investigation, or other proceeding, including those in the right of Pinta Digital, by reason of such person's role as an Incorporator, Director, or Officer of Pinta Digital. The foregoing applies to the full extent permitted by GCL §145, does not apply to any role such person may have as employee or agent, and is cumulative with rather than in place of any other indemnification rights they may have.

Article 9. Amendments to this Certificate or the GCL shall not eliminate or reduce any waiver or indemnification obligations under Articles 7 and 8 with respect to circumstances, known or unknown, existing as of the time of such amendment.

Article 10. The Incorporator is Justin Lee, whose mailing address is: 718 Long Bridge St Unit 215, San Francisco, California 94158.

Justin Lee

Justin Lee	December 27, 2016 Date

Title: Certificate of Incorporation
Date: December 27, 2016
Id: 5862be01fae7121200779f67
Hash: fdc8d27c012e8cf39bbeebda01e036ed6d29eda66507ec9fe9324dfbff7bae87

A0813074

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE SAID "PINTA DIGITAL INC." FILED A CERTIFICATE OF AMENDMENT, CHANGING ITS NAME TO "ZEEHAUS INC.", ON THE SECOND DAY OF FEBRUARY, A.D. 2018, AT 11:30 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "ZEEHAUS INC.", IS THE LAST KNOWN TITLE OF RECORD OF THE AFORESAID CORPORATION.





Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE · DELAWARE · 1793 · 1853

6263103 8321

SR# 20182272568

Authentication: 202520738

Date: 04-16-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 02/02/2018
FILED 11:30 AM 02/02/2018
SR 20180733224 - File Number 6263103

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Corporate Name Change
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

The name of the corporation is Zeehaus Inc. ("Zeehaus").

SECOND: That at a meeting of the Board of Directors of
Increase Authorized Shares
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

Zeehaus is authorized to issue 30,000,000 shares of capital stock, with 20,000,000 of "Common Stock" and 10,000,000 of "Preferred Stock", all with a par value of $0.00001 per share.

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the

State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this _____20th_____ day of ___January_____, 2018 .

By:_____
Authorized Officer

Title:___CEO_____

Name:___Justin Lee_____
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